UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 16, 2020 (June 15, 2020)

WILLSCOT CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-37552	82-3430194
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

901 S. Bond Street, #600

Baltimore, Maryland 21231

(Address, including zip code, of principal executive offices)

(410) 931-6000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	WSC	The Nasdaq Capital Market
Warrants to purchase Class A common stock(1)	WSCWW	OTC Markets Group Inc.
Warrants to purchase Class A common stock(2)	WSCTW	OTC Markets Group Inc.

(1) Issued in connection with the initial public offering of Double Eagle Acquisition Corp., the registrant’s legal predecessor company, in September 2015, which are exercisable for one-half of one share of the registrant’s Class A common stock for an exercise price of $5.75.

(2) Issued in connection with the registrant’s acquisition of Modular Space Holdings, Inc. in August 2018, which are exercisable for one share of the registrant’s Class A common stock at an exercise price of $15.50 per share.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously disclosed, WillScot Corporation, a Delaware corporation (the “Company”), Mobile Mini, Inc., a Delaware corporation (“Mobile Mini”), and Picasso Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger dated March 1, 2020, as amended by that certain Amendment to Agreement and Plan of Merger dated May 28, 2020 (and as my be further amended from time to time, the “Merger Agreement”) pursuant to which, subject to the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into Mobile Mini, with Mobile Mini surviving as a wholly-owned subsidiary of the Company (the “Merger” or the “Proposed Transaction”).

On June 15, 2020, Picasso Finance Sub, Inc., a newly-formed indirect finance subsidiary (the “Escrow Issuer”) of the Company, completed a private offering of $650.0 million in aggregate principal amount of its 6.125% senior secured notes due 2025 (the “Notes”). The Notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and outside the United States in accordance with Regulation S under the Securities Act.

The offering proceeds were deposited into an escrow account, pending the closing of the Merger. The offering proceeds will, contemporaneously with the closing of the Merger and subject to the satisfaction of certain conditions, be released from escrow to, together with funds from other sources, repay all outstanding indebtedness under the Company's existing ABL credit facility, repay all outstanding indebtedness under Mobile Mini's existing ABL credit facility, repay all of Mobile Mini's outstanding senior notes and repay all of Williams Scotsman International Inc.'s (“WSII”) senior secured notes due 2022 (collectively, the “Refinancing Transactions”) and to pay fees and expenses related to the Refinancing Transactions and the Merger. Concurrently therewith, the Escrow Issuer will merge with and into WSII, an indirect subsidiary of the Company, with WSII surviving the merger (the “Escrow Merger”) and assuming the obligations under the Notes and the Indenture (as defined below).

If the Merger is not consummated, the Notes will be subject to special mandatory redemption and the escrowed funds will be released to redeem the Notes, pursuant to the terms of the Indenture.

On June 15, 2020, the Escrow Issuer entered into an indenture with Deutsche Bank Trust Company Americas, as trustee (the “Indenture”), which governs the terms and conditions of the Notes.

The Notes will mature on June 15, 2025. They will bear interest at a rate of 6.125% per annum. Interest will be payable semi-annually on June 15 and December 15 of each year, beginning December 15, 2020. Upon consummation of the Escrow Merger, WSII will assume the Escrow Issuer’s obligations under the Indenture.

At any time and from time to time on and after June 15, 2022, WSII, at its option, may redeem the Notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount set forth below plus accrued and unpaid interest to but not including the applicable redemption date (subject to the right of Holders on the relevant record date to receive interest due on an interest payment date falling on or prior to the redemption date), if redeemed during the 12 month period beginning on June 15 of each of the years set forth below.

Year	Redemption Price
2022	103.063%
2023	101.531%
2024 and thereafter	100.000%

WSII may redeem the Notes at any time before June 15, 2022 at a redemption price equal to 100% of the principal amount thereof, plus a customary make whole premium for the Notes being redeemed, plus accrued and unpaid interest, if any, to but not including the redemption date. At any time prior to June 15, 2022, WSII may redeem up to 40% of the aggregate principal amount of the Notes at a price equal to 106.125% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, to but not including the redemption date with the net proceeds of certain equity offerings. WSII may also redeem up to 10% of the aggregate principal amount of the Notes at any time prior to the second anniversary of the closing date of this offering at a redemption price equal to 103% of the principal amount of the Notes being redeemed during each twelve-month period commencing with the issue date, plus accrued and unpaid interest, if any, to but not including the redemption date. If the Company undergoes a change of control or sells certain of its assets, WSII may be required to offer to repurchase the Notes.

From and after the closing of the Merger, the Notes will be unconditionally guaranteed by each of WSII’s direct and indirect domestic subsidiaries and WSII’s parent, Williams Scotsman Holdings Corp. (collectively, the “Note Guarantors”). The Company is not a guarantor of the Notes. The Note Guarantors as well as certain of the Company’s non-US subsidiaries will be guarantors or borrowers under a senior secured asset based revolving credit facility (the “New ABL Facility”) in an aggregate principal amount of $2.4 billion, which will be entered into concurrently with the consummation of the Merger. To the extent lenders under the New ABL Facility release any Note Guarantor’s guarantee of the obligations in respect of the New ABL Facility (other than in connection with a repayment or satisfaction of obligations in full), such Note Guarantor will also be released from its guarantee obligations in respect of the Notes. These guarantees are secured by a second priority security interest in substantially all of the assets of WSII and the Note Guarantors (subject to customary exclusions). The guarantees of the Notes by WillScot Equipment II, LLC, which holds certain of WSII’s uncertificated assets in the United States, will be subordinated to its obligations under the New ABL Facility.

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. The words “estimates,” “expects,” “anticipates,” “believes,” “forecasts,” “plans,” “intends,” “may,” “will,” “should,” “shall,” “outlook” and variations of these words and similar expressions identify forward-looking statements, which are generally not historical in nature. Certain of these forward-looking statements relate to the Proposed Transaction, including: expected scale; operating efficiency; stockholder, employee and customer benefits; key assumptions; timing of closing; the amount and timing of revenue and expense synergies; future financial benefits and operating results; and integration spend, which reflects management's beliefs, expectations and objectives as of the date hereof. Forward-looking statements are subject to a number of risks, uncertainties, assumptions and other important factors, many of which are outside our control, which could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Although WillScot believes that these forward-looking statements are based on reasonable assumptions, it can give no assurance that any such forward-looking statement will materialize. Important factors that may affect actual results or outcomes include, among others, our ability to acquire and integrate new assets and operations; our ability to achieve planned synergies related to acquisitions; our ability to manage growth and execute our business plan; our estimates of the size of the markets for our products; the rate and degree of market acceptance of our products; the success of other competing modular space and portable storage solutions that exist or may become available; rising costs adversely affecting our profitability (including cost increases resulting from tariffs); potential litigation involving our company; general economic and market conditions impacting demand for our products and services; implementation of tax reform; our ability to implement and maintain an effective system of internal controls; and such other risks and uncertainties described in the periodic reports we file with the SEC from time to time (including our Form 10-K for the year ending December 31, 2019 and our Form 10-Q for the quarter ended March 31, 2020), which are available through the SEC’s EDGAR system at www.sec.gov and on our website. Any forward-looking statement speaks only at the date on which it is made, and WillScot disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Important Information About the Proposed Transaction

In connection with the Proposed Transaction, the Company filed a registration statement on Form S-4 (No. 333-237746), originally filed on April 17, 2020, which includes a prospectus of the Company and a joint proxy statement of the Company and Mobile Mini (the “joint proxy statement/prospectus”). The registration statement was declared effective by the SEC on May 5, 2020, and the Company and Mobile Mini commenced mailing the joint proxy statement/prospectus on or about May 8, 2020. Each party will file other documents regarding the Proposed Transaction with the SEC. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these documents (if and when available) free of charge from the SEC's website at www.sec.gov. The documents filed by the Company with the SEC may also be obtained free of charge from the Company by requesting them by mail at WillScot Corporation, 901 S. Bond Street, Suite 600, Baltimore, Maryland 21231. The documents filed by Mobile Mini may also be obtained free of charge from Mobile Mini by requesting them by mail at Mobile Mini, Inc. 4646 E. Van Buren Street, Suite 400, Phoenix, Arizona 85008.

Participants in the Solicitation

The Company, Mobile Mini, their respective directors and executive officers and other members of management and employees and certain of their respective significant stockholders may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information about the Company’s directors and executive officers is available in the Company's proxy statement, dated March 20, 2020, as supplemented by the supplement dated April 13, 2020, for the 2020 Annual Meeting and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 2, 2020. Information about Mobile Mini’s directors and executive officers is available in Mobile Mini’s proxy statement, dated March 16, 2020 as supplemented by the supplement dated April 10, 2020, for its 2020 Annual Meeting of Stockholders and Mobile Mini’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 3, 2020. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC, the Company or Mobile Mini as indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 above is incorporated by reference into this Item 2.03.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
4.1	Indenture, dated as of June 15, 2020, by and between Picasso Finance Sub, Inc., and Deutsche Bank Trust Company Americas, as trustee.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

WillScot Corporation

Dated: June 16, 2020	By:	/s/ HEZRON TIMOTHY LOPEZ
Name: Hezron Timothy Lopez
Title: Vice President, General Counsel & Corporate Secretary